Exhibit 99.1

GRAVITY CO., LTD.

Separate Financial Statements

December 31, 2018 and 2017

GRAVITY CO., LTD.

Index

December 31, 2018 and 2017

Page(s)

Independent Auditor’s Report	1-3

Separate Financial Statements

Separate Statements of Financial Position	4-5

Separate Statements of Comprehensive Income	6

Separate Statements of Changes in Equity	7

Separate Statements of Cash Flows	8

Notes to the Separate Financial Statements	9-47

Report on Independent Auditor’s Review of Internal Control over Financial Reporting	48-51

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of Gravity Co., Ltd.

Opinion

We have audited the accompanying separate financial statements of Gravity Co., Ltd. (the Company), which comprise the separate statements of financial position as at December 31, 2018 and 2017, and the separate statements of comprehensive income, separate statements of changes in equity and separate statements of cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2018 and 2017, and its separate financial performance and its separate cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Seoul, Korea

March 25, 2019

This report is effective as of March 25, 2019, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY CO., LTD.

Separate Statements of Financial Position

December 31, 2018 and 2017

(In thousands of Korean won)	Notes	December 31, 2018		December 31, 2017

Assets
Current assets
Cash and cash equivalents	4,5	￦	46,598,874	￦	34,990,206
Short-term financial instruments	5		9,500,000		22,500,000
Accounts receivables, net	5,6		24,659,595		38,890,644
Other receivables, net	5,6		469,710		704,664
Prepaid expenses	12		618,219		2,753,700
Other current assets	5		1,539,476		1,858,280
			83,385,874		101,697,494
Non-current assets
Investments in subsidiaries	7		9,464,638		1,783,228
Property and equipment, net	8		882,089		476,027
Intangible assets, net	9		1,572,714		988,855
Deferred tax assets	18		7,413,106		3,036,165
Other non-current financial assets	5		1,405,988		1,357,272
Other non-current assets	11		1,880,367		2,078,575
			22,618,902		9,720,122
Total assets		￦	106,004,776	￦	111,417,616

Liabilities
Current liabilities
Account payables	5	￦	14,440,762	￦	42,150,983
Deferred revenue	12		6,751,978		14,141,070
Withholdings			1,240,957		1,348,968
Accrued expenses			564,621		343,690
Income tax payable	18		1,390,798		1,628,368
Other current liabilities	5		159,151		140,470
			24,548,267		59,753,549
Non-current liabilities
Long-term deferred revenue	12		3,362,537		6,335,827
Other non-current liabilities			305,853		294,809
			3,668,390		6,630,636
Total liabilities		￦	28,216,657	￦	66,384,185

(Continued)

The above separate statements of financial position should be read in conjunction with the accompanying notes.

GRAVITY CO., LTD.

Separate Statements of Financial Position

December 31, 2018 and 2017

(In thousands of Korean won)	Notes	December 31, 2018		December 31, 2017

Equity	13
Equity attributable to owners of the Parent Company
Share capital
Common shares		￦	3,474,450	￦	3,474,450
Capital surplus	13		27,482,683		27,482,683
Other components of equity	13		(270,936)		(348,479)
Retained earnings	13		47,101,922		14,424,777
Total equity			77,788,119		45,033,431
Total liabilities and equity		￦	106,004,776	￦	111,417,616

The above separate statements of financial position should be read in conjunction with the accompanying notes.

GRAVITY CO., LTD.

Separate Statements of Comprehensive Income

Years Ended December 31, 2018 and 2017

(in thousands of Korean won)	Notes	2018		2017

Revenue	21
Online games – subscription revenue		￦	18,891,718	￦	31,533,084
Online games – royalties and license fees			15,378,752		17,069,208
Mobile games			164,303,242		70,634,135
Other revenue			123,799		186,127
			198,697,511		119,422,554
Cost of revenue	14		123,500,203		75,972,759
Gross profit			75,197,308		43,449,795
Selling, general and administrative expenses	14,15		34,746,608		29,774,222
Operating profit			40,450,700		13,675,573
Non-operating income and expenses
Finance income	5,16		1,075,820		556,997
Finance costs	5,16		(79,822)		(186,723)
Other non-operating income	5,17		5,803,645		1,601,880
Other non-operating expenses	5,7,17		(12,110,993)		(1,725,488)
Profit before income tax			35,139,350		13,922,239
Income tax expense	18		2,462,205		939,752
Profit for the year		￦	32,677,145	￦	12,982,487
Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign currency translation adjustments			77,543		(373,554)
Total comprehensive income for the year		￦	32,754,688	￦	12,608,933

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

GRAVITY CO., LTD.

Separate Statements of Changes in Equity

Years Ended December 31, 2018 and 2017

(in thousands of Korean won)
	Notes		Share capital		Capital surplus		Other components of equity		Retained earnings		Total

Balance at January 1, 2017		￦	3,474,450	￦	28,219,282	￦	25,075	￦	705,691	￦	32,424,498
Profit for the year			-		-				12,982,487		12,982,487
Disposition of deficit with capital surplus	13		-		(736,599)		-		736,599		-
Foreign currency translation adjustments	13		-		-		(373,554)		-		(373,554)
Balance at December 31, 2017		￦	3,474,450	￦	27,482,683	￦	(348,479)	￦	14,424,777	￦	45,033,431

Balance at January 1, 2018		￦	3,474,450	￦	27,482,683	￦	(348,479)	￦	14,424,777	￦	45,033,431
Profit for the year			-		-				32,677,145		32,677,145
Foreign currency translation adjustments	13		-		-		77,543		-		77,543
Balance at December 31, 2018		￦	3,474,450	￦	27,482,683	￦	(270,936)	￦	47,101,922	￦	77,788,119

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

GRAVITY CO., LTD.

Separate Statements of Cash Flow

Years Ended December 31, 2018 and 2017

(in thousands of Korean won)	Notes	2018		2017

Cash flows from operating activities
Profit for the year		￦	32,677,145	￦	12,982,487
Adjustments	19		6,558,769		2,392,360
Changes in operating assets and liabilities	19		(19,018,839)		11,274,302
Interest received			1,161,390		539,635
Income tax paid	18		(7,133,795)		(2,437,390)
Net cash inflow from operating activities			14,244,670		24,751,394

Cash flows from investing activities
Decrease in short term financial instruments			13,000,000
Decrease in other non-current financial assets			3,772,670		7,014
Decrease in other current assets			3,333		3,333
Disposal of property and equipment	8		68,285		1,656
Disposal of intangible assets	9		2,434		13,063
Acquisition of subsidiaries	7		(18,261,560)
Increase in short-term financial instruments, net			-		(1,000,000)
Increase in other non-current financial assets			-		(660,667)
Acquisition of property and equipment	8		(797,791)		(383,267)
Acquisition of intangible assets	9		(450,832)		(1,141,276)
Net cash outflows from investing activities			(2,663,461)		(3,160,144)

Net cash inflow from financing activities			-		-

Effects of exchange rate changes on cash and cash equivalents			27,459		(596,309)
Net increase in cash and cash equivalents			11,608,668		20,994,941
Cash and cash equivalents at beginning of the year			34,990,206		13,995,265
Cash and cash equivalents at end of the year		￦	46,598,874	￦	34,990,206

The above separate statements of cash flows in should be read in conjunction with the accompanying notes.

1. General Information

GRAVITY CO., LTD. (the “Company”) was incorporated on April 4, 2000, to engage in developing and distributing online games and other related business. The Company’s headquarters is located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul, Korea. On November 17, 2016, the Company has established a Gravity Taiwan Branch in Taipei City, Taiwan. The Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and is currently operated internationally in 81 markets. The Company also operates many other games.

On February 8, 2005, the Company listed its shares on NASDAQ in the United States, and issued 1,400,000 shares of ordinary shares by means of American Depositary Shares.

The Company started with total paid-in capital amount of ￦500,000 thousand, and as at December 31, 2018, the total paid-in capital amounts to ￦3,474,450 thousand. The Company’s major shareholders and their respective percentage of ownership as at December 31, 2018, are as follows:

Shareholder	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31
Others	2,827,163	40.69
	6,948,900	100.00

2. Significant Accounting Polices

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Presentation

The Company has first adopted International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). Korean IFRS are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The preparation of the separate financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 3.

2.2 Changes in Accounting Policies and Disclosures

(a) New and amended standards adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2018. The amendment does not have a significant impact on the financial statements.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

- Amendment to Korean IFRS 1028 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure each investment separately at fair value through profit or loss in accordance with Korean IFRS 1109. The amendment does not have a significant impact on the financial statements because the Company is not a venture capital organization.

- Amendment to Korean IFRS 1040 Transfers of Investment Property

The amendment to Korean IFRS 1040 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence, and the list of evidence for a change of use in the standard was re-characterized as a non-exclusive list of example. The amendment does not have a significant impact on the financial statements.

- Amendment to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Amendments also clarify that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The amendment does not have a significant impact on the financial statements.

- Enactment of Interpretation 2122 Foreign Currency Transaction and Advance Consideration

According to the enactment, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The enactment does not have a significant impact on the financial statements.

- Korean IFRS 1109 Financial Instruments

The Company has applied Korean IFRS 1109 Financial Instruments on January 1, 2018, the date of initial application. In accordance with the transitional provisions in Korean IFRS 1109, comparative figures have not been restated, and the differences between previous book amounts and book amounts at the date of initial application are recognized to retained earnings (or equity). Application of IFRS 1109 does not have a significant impact on the financial statements.

- Korean IFRS 1115 Revenue from Contracts with Customers

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The Company has applied to apply Korean IFRS 1115 Revenue from Contracts with Customers. In accordance with the transition provisions in Korean IFRS 1115, comparative figures have not been restated. The Company elected the modified retrospective approach, and recognized the cumulative impact of initially applying the revenue standard as an adjustment to retained earnings (or equity) as at January 1, 2018, the period of initial application. Application of IFRS 1115 does not have a significant impact on the financial statements.

(b) New and amended standards not yet adopted by the Company

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2018 and have not been early adopted by the Company are set out below.

- Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases, Interpretation 2104 Determining whether an Arrangement contains a Lease, Interpretation 2015 Operating Leases-Incentives, and Interpretation 2027 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

At inception of a contract, the entity shall assess whether the contract is, or contains, a lease. Also, at the date of initial application, the entity shall assess whether the contract is, or contains, a lease in accordance with the standard. However, the entity will not need to reassess all contracts with applying the practical expedient because the entity elected to apply the practical expedient only to contracts entered before the date of initial application.

For a contract that is, or contains, a lease, the entity shall account for each lease component within the contract as a lease separately from non-lease components of the contract. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease (a lease term of 12 months or less at the commencement date) and low value assets (e.g. underlying assets below $ 5,000). In addition, as a practical expedient, the lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component. The accounting treatment as a lessor did not change significantly from the one under IAS 1017 Leases.

Lease accounting as a lessee

The Group plans to apply Korean IFRS 1116 retrospectively with the cumulative effect of initially applying the standard as at January 1, 2019. The cumulative effect of applying the standard will be recognized as an adjustment to the opening balance of retained earnings at the date of initial application. The assessment was performed based on available information as at December 31, 2018 to identify effects on 2018 separate financial statements.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The total minimum lease payment expected to be paid by the Group in relation to operating leases before discounted to their present value is ￦4,725,933 thousand. When the payment is discounted at incremental borrowing rate of the lessee, the total minimum lease payment amounts to ￦4,357,664 thousand. For a contract that is, or contains, a lease, the Company plans to apply the practical expedient to account for each lease component and any associated non-lease components as a single lease component.

The Company is analyzing the effects on the financial statement; however, it is difficult to provided reasonable estimates of financial effects until the analysis is complete.

Lease accounting as a lessor

In accordance with Korea IFRS 1116, the Company as a lessor, determined that its accounting will significantly change in identifying a lease and separating components of a contract; accordingly, the Company is analyzing the effects on the financial statements. As at December 31, 2018, it is expected that lease payments receivable to be increased by ￦310,715 thousand. However, the results of the assessment may be subject to change as the Company obtains additional available information.

2.3 Subsidiaries, Joint Ventures, and Associates – accounted for at cost

The financial statements of the Company are the separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. The Company is investing in four subsidiaries, including NeoCyon, Inc..

Investments in subsidiaries, joint ventures and associates are recognized at cost under the direct equity method in accordance with Korean IFRS 1027 (Note 7). Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investment. The Company recognizes dividend income from subsidiaries, joint ventures and associates in profit or loss when its right to receive the dividend is established.

2.4 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”), which the financial statements in main office and local branch (Taiwan) are presented in Korean won (KRW) and New Taiwan Dollar (NTD), respectively. The financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

2.5 Statement of Cash flow

The statement of cash flows are prepared using the indirect method, and cash flows denominated in foreign currencies are translated at average exchange rates for the period.

2.6 Cash and Cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, and other short-term investments with original maturities of three months or less that are readily convertible to known amounts of cash without significant transaction costs.

2.7 Financial Assets

(a)	Classification

From January 1, 2018, the Company classifies its financial assets in the following measurement categories:

●	those to be measured at fair value through profit or loss
●	those to be measured at fair value through other comprehensive income, and
●	those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Company reclassifies debt investments when, and only when its business model for managing those assets changes.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of equity instruments not elected as equity investment at fair value through other comprehensive income will be recognized in profit or loss.

(b)	Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

A. Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. The Company classifies its debt instruments into one of the following three measurement categories:

●

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

●

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or costs’ and impairment losses are presented in ‘other non-operating expenses’.

●

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘other non-operating income or expenses’ in the year in which it arises.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

B. Equity instruments

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments, which held for long-term investment or strategic purpose, in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continue to be recognized in profit or loss as ‘finance income’ when the right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘other income and expenses’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

(c)	Impairment

The Company assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and lease receivables, the Company applies the simplified approach, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables.

(d)	Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

(e) Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

2.8 Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset's useful life, provided it meets the criteria for recognition of provisions.

Depreciation is calculated under straight-line method over estimated useful lives as follows:

Estimated Useful Lives
Computer and other equipment	4 years
Furniture and fixture	4 years
Leasehold improvements	4 years

Expenditures incurred after the acquisition or completion of assets are capitalized only when it is probable that future economic benefits associated with the item will flow to the Company, which includes the enhancement of the value of the related assets over their recently appraised value or extension of the useful life of the related assets, and the fair value for the related cost can be reliably measured. All other routine maintenance and repairs are charged to expense as incurred.

2.9 Intangible Assets

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses.

Software development costs that are directly attributable to internally generated by the Company are recognized when the criteria; such as, technically feasible, generate probable future economic benefits and other, are met. Customer contracts acquired in a business combination are recognized at fair value at the acquisition date. Membership rights that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized.

The Company entered into a game licensing agreement with a number of third parties to gain exclusive rights to the games developed by other companies. The license fee payments are recognized as other intangible assets and amortized over the term of the contract.

The Company amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Lives
Software	2~3 years
Patents	10 years
Other intangible assets	2 years

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

2.10 Impairment of Non-financial Assets

Intangible assets not yet available for use are tested annually for impairment. Goodwill acquired in a business combination is tested for impairment at the end of each reporting period by assessing its recoverable amount. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Property and equipment are reviewed for impairment under the above circumstances and when gross estimated future cash flows expected from the use and disposal of property and equipment (individual assets or cash-generating units) is less than the carrying amount. Impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels (cash-generating units) for which there are separate and identifiable cash flows.

2.11 Financial Liabilities

(a) Classification and measurement

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘account payables’, ‘other current liabilities’ and ‘other non-current liabilities’ in the separate statement of financial position.

(b) Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss

2.12 Provisions and Contingent Liabilities

Provisions for legal claims, service warranties and make good obligations are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

In addition, when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability, a disclosure regarding the contingent liabilities is made in the notes to the financial statements.

2.13 Current and Deferred Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the separate financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

The Company recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Company recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

2.14 Employee Benefits

(a) Annual paid leave obligations

The Company recognizes expenses and liabilities related to annual paid leave during an accounting period when an employee has rendered service that gives rise to employee’s entitlement to future annual paid leave.

(b) Defined contribution pension plan

The Company has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses for the employees with service period over a year. The Company recognizes provision for severance benefits for the employees with service period less than a year.

2.15 Revenue Recognition

From January 1, 2018, the Company has applied Korean IFRS 1115 Revenue from Contracts with Customers.

The Company engages in game licensing, IP licensing and game publishing business. Upon application of IFRS 1115, the Company identifies services promised in a contract as a single performance obligation.

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal course of the business. Amounts disclosed as revenue are net of value added taxes, returns, rebates and discounts and after elimination of inter-company transactions.

(a) Subscription revenue (Online and Mobile)

The Company recognizes online and mobile subscription revenue on accrual basis when players make use of in-game premium features.

Players can access certain games free of charge, but may purchase game points to acquire in-game premium features. The Company defer revenue recognition for the unused game points at the end of reporting period. Consumable in-game items are deferred when such in-game items are purchased by users with game points and recognized as revenue when the purchased in-game items are used in the games. In-game items with limited time period are deferred and recognized as revenue in proportion to the number of days lapsed while permanent in-game items are recognized ratably as revenues over the estimated life cycle of game users.

(b) Royalties and license fees

According to IFRS 15, revenue is recognized over time when there is reasonable expectation of ongoing activities that may have a significant effect on the customers during the duration of the contracts and the customers are exposed to the effect by the activities and there is no additional goods or services offered to the customers from the activities.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The nature of licensing promise is to provided a right to access the entity’s intellectual property as it exists throughout the license period. The Company determines performance obligation satisfied over time and recognizes revenue over a period of time.

The prepaid license fee revenues are recorded as deferred revenue and recognized on a straight-line method over the license period. The running royalties are recognized monthly on accrual basis as royalty payments are determined based on the conditions of contracts. The minimum guarantee (“MG”) royalties are recorded as deferred revenue and recognized on a straight-line method over the license period. If actual cumulative royalties exceed the cumulative revenue amount recognized under the straight-line method, the Company recognizes the excess amount as revenue.

2.16 Lease

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Company are classified as operating leases. Payments made under operating leases are charge to expenses on a straight-line basis over the period of lease.

2.17 Approval of the Financial Statements

The separate financial statements were approved by the Board of Directors on March 8, 2019.

3. Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Deferred taxes

In assessing the realizability of the deferred tax assets, the Company considers whether it is probable that a portion or all of the deferred tax assets will not be realized. When the Company assessed the realizability of the deferred tax assets, the Company considered its performance, general economic environment, projected future taxable income, periods available to deduct tax loss carryforwards and tax credit carryforwards and etc. The ultimate realization of deferred tax assets is dependent on whether the Company is able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. However, the amount of deferred tax assets may be different if we do not realize estimated future taxable income during the carry forward periods as originally expected.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

4. Cash and cash equivalent

Cash and cash equivalents as at December 31, 2018 and 2017, consist of:

(in thousands of Korean won)	December 31, 2018	December 31, 2017

Cash in bank, etc.	￦ 46,598,874	￦	34,990,206

Restricted cash and cash equivalents as at December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)	December 31, 2018	December 31, 2017

Deposits for membership	￦ -	￦	20,120

5. Financial Instruments by Category

5.1 Carrying Amounts of Financial Instruments by Category

Carrying amounts of financial assets and liabilities by category as at December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)	Financial assets at amortized cost
	December 31, 2018		December 31, 2017

Cash and cash equivalents	￦	46,598,874	￦	34,990,206
Short-term financial assets		9,500,000		22,500,000
Accounts receivables, net		24,659,595		38,890,644
Other receivables, net		469,710		704,664
Other current assets		189,539		154,371
Other non-current financial assets		1,405,988		1,357,272
	￦	82,823,706	￦	98,597,157

(in thousands of Korean won)	Financial liabilities at amortized cost
	December 31, 2018		December 31, 2017

Account payables	￦	14,440,762	￦	42,150,983
Other current liabilities		150,008		120,535
	￦	14,590,770	￦	42,271,518

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

5.2 Net Gains or Losses by Category of Financial Instruments

Net gains or losses on each category of financial instruments for the years ended December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)	Financial assets at amortized cost
	2018		2017

Interest Income	￦	1,075,805	￦	538,448
Gain on foreign currency transaction		148,918		281,768

(in thousands of Korean won)	Financial liabilities at amortized cost
	2018		2017

Gain (loss) on foreign currency transaction	￦	108,279	￦	(349,249)

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

5.3 Fair value of Financial Instruments by Category

The carrying amount and fair value of financial assets and liabilities as at December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)
	December 31, 2018				December 31, 2017

	Carrying amount		Fair Value		Carrying amount		Fair Value

Cash and cash equivalents	￦	46,598,874	￦	46,598,874	￦	34,990,206	￦	34,990,206
Short-term financial instruments		9,500,000		9,500,000		22,500,000		22,500,000
Accounts receivable, net		24,659,595		(*)		38,890,644		(*)
Other receivables, net		469,710		(*)		704,664		(*)
Other current assets		189,539		(*)		154,371		(*)
Other non-current assets		1,405,988		(*)		1,357,272		(*)
	￦	82,823,706	￦		￦	98,597,157	￦

Account payables	￦	14,440,762	￦	(*)	￦	42,150,983	￦	(*)
Other current liabilities		150,008		(*)		120,535		(*)
	￦	14,590,770	￦		￦	42,271,518	￦

(*) As the carrying amount is a reasonable approximation of fair value, it is excluded from fair value disclosure.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

5.4 Fair value Hierarchy

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)	December 31, 2018
	Level 1		Level 2		Level 3		Total

Cash and cash equivalents	￦	38,222,868	￦	8,376,006	￦	-	￦	46,598,874
Short-term financial assets		5,500,000		4,000,000		-		9,500,000
	￦	43,722,868	￦	12,376,006	￦	-	￦	56,098,874

(in thousands of Korean won)	December 31, 2017
	Level 1		Level 2		Level 3		Total

Cash and cash equivalents	￦	21,236,081	￦	13,754,125	￦	-	￦	34,990,206
Short-term financial assets		11,000,000		11,500,000		-		22,500,000
	￦	32,236,081	￦	25,254,125	￦	-	￦	57,490,206

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)
●	All inputs other than quoted prices included in level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability (Level 2)
●	Unobservable inputs for the asset or liability (Level 3)

The fair value of financial instruments traded in an active market is determined based on the quoted market price as of the end of the reporting period. If the quoted prices are readily and regularly available through exchanges, sellers, brokers, industry groups, rating agencies or regulators and such prices represent actual market transactions that occur regularly between independent parties, they are considered active markets These products are included in Level 1. Most of the products included in Level 1 consist of ordinary deposits and time deposits.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques use as much market observable information as possible and use the least amount of company-specific information. At this time, if all the significant input variables required to measure the fair value of a good are observable, the good is included in Level 2.

If more than one significant input variable is not based on observable market information, the item is included in Level 3.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The valuation techniques used to measure the fair value of a financial instrument include:

- Disclosure of similar goods Market price or dealer price

- The fair value of derivative instruments is determined by discounting the amount at present value using the leading exchange rate as of the end of the reporting period

For other financial instruments, we use other techniques, such as a discounted cash flow method. For accounts and other receivables classified as current assets, the carrying amount is estimated as a reasonable approximation of fair value.

6. Accounts and Other Receivables

Accounts receivables as at December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)		December 31, 2018		December 31, 2017

Non-related party	￦	9,093,546	￦	37,980,807
Related party		15,587,784		3,856,366
Less: provision for impairment		(21,735)		(2,946,529)
Accounts receivables, net	￦	24,659,596	￦	38,890,644

Other receivables as at December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)	December 31, 2018		December 31, 2017

Non-related party	￦	192,625	￦	691,453
Related party		358,764		382,906
Less: provision for impairment		(81,679)		(369,695)
Other receivables - net	￦	469,710	￦	704,664

Above accounts and other receivables are classified as financial assets at amortized cost.

The aging analysis of accounts receivables as at December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)	December 31, 2018		December 31, 2017

Receivables not past due	￦	24,637,596	￦	38,868,644
Past due but not impaired		22,000		22,000
Impaired		21,735		2,946,529
Total	￦	24,681,331	￦	41,837,173

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The aging analysis of other receivables as at December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)	December 31, 2018		December 31, 2017

Receivables not past due	￦	469,710	￦	704,625
Past due but not impaired		-		39
Impaired		81,679		369,695
Total	￦	551,389	￦	1,074,359

The Company calculates recoverable amount of receivables for which loss event has been individually identified through individual analysis and recognizes the difference between such calculated recoverable amount and book value as impairment loss.

As for the receivables for which loss event has not been individually identified, the Company classifies such receivables based on the contractual collection period, and receivables whose collection period has not expired yet are deemed as receivables not past due. With regard to the receivables past due, the Company makes adjustments to provision for impairment by applying certain specified rate of impaired receivables in consideration of the credit risk based on the overdue period.

Movements in the provision for impairment of accounts and other receivables for the years ended December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)	2018				2017
	Accounts		Other		Accounts		Other

Balance as at January 1	￦	2,946,529	￦	369,695	￦	2,353,716	￦	330,451
Provisions for impaired receivables/ (reversals of unused amounts)		(2,870,546)		(285,816)		592,813		39,244
Receivables written off during the year as uncollectible		(54,248)		(2,200)		-		-
Balance as at December 31	￦	21,735	￦	81,679	￦	2,946,529	￦	369,695

In assessing the recoverability of accounts receivables, etc., the Company takes into consideration changes in the credit rating of accounts receivables from commencement of the credit granting to end of the reporting period.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

7. Investment in Subsidiaries

Details of investment in subsidiaries at the end of reporting periods are as follows:

				Percentage of ownership (%)
Subsidiary	Location	Main business	Closing month	December 31, 2018	December 31, 2017

Gravity Interactive, Inc.	USA	Online and mobile game services	December	100%	100%
Gravity Entertainment Corp.	Japan	Animation production, distribution, and game services	December	100%	100%
NeoCyon, Inc.	Korea	Mobile Game Development and Service	December	98.73%	96.11%
Gravity Games Corp.	Korea	Online Game Development	December	-%	85.50%
Gravity Communications Co.,Ltd.	Taiwan	Online and mobile game services	December	100%	-%

Changes in investment in subsidiaries for the years ended December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)	2018
Subsidiary	Beginning balance		Acquisition		Impairment		Others		Ending balance
Gravity Interactive, Inc. [1]	￦	-	￦	10,580,150	￦	(10,580,150)	￦	-	￦	-
Gravity Entertainment Corp.		379,978		-		-		-		379,978
NeoCyon, Inc. [2]		1,403,250		1,999,995		-		-		3,403,245
Gravity Games Corp. [3]		-		-		-		-		-
Gravity Communications Co.,Ltd. [4]		-		5,681,415		-				5,681,415
	￦	1,783,228	￦	18,261,560	￦	(10,580,150)	￦	-	￦	9,464,638

1 The Company reduced the carrying amount of investment in Gravity Interactive, Inc. to zero as indications of impairment were present and carrying amount exceeded recoverable amount.

2 Percentage of ownership increased as Gravity participated in capital increase with consideration by NeoCyon, Inc.

3 Excluded from the consolidation as liquidated in current year.

4 Newly established in current year with 100% ownership of Gravity.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(in thousands of Korean won)	2017
Subsidiary	Beginning balance		Acquisition		Impairment		Others		Ending balance
Gravity Interactive, Inc.	￦	-	￦	-	￦	-	￦	-	￦	-
Gravity Entertainment Corp.		379,978		-		-		-		379,978
NeoCyon, Inc.		1,403,250		-		-		-		1,403,250
Gravity Games Corp.		-		-		-		-		-
	￦	1,783,228	￦	-	￦	-	￦	-	￦	1,783,228

Summarized financial information for subsidiaries as at and for the years ended December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)	December 31, 2018
Subsidiary	Assets		Liabilities		Sales		Profit (loss) for the year
Gravity Interactive, Inc.	￦	79,806,232	￦	80,016,529	￦	84,329,085	￦	(2,511,020)
Gravity Entertainment Corp.		509,183		96,184		157,425		29,797
NeoCyon, Inc.		6,619,844		5,209,590		22,782,618		(2,056,820)
Gravity Communications Co.,Ltd.		8,231,267		2,352,489		2,200,724		204,883
Gravity Games Corp.		-		-		11,641		4,164,622

(in thousands of Korean won)	December 31, 2017
Subsidiary	Assets		Liabilities		Sales		Profit (loss) for the year
Gravity Interactive, Inc.	￦	2,152,360	￦	10,087,107	￦	5,418,466	￦	(638,112)
Gravity Entertainment Corp.		361,573		3,077		16		(8,305)
NeoCyon, Inc.		6,855,116		5,376,927		23,601,638		18,143
Gravity Games Corp.		3,403,607		4,442,408		307,842		(40,100)

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

8. Property and Equipment

Details of property and equipment as at December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)	December 31, 2018						December 31, 2017
	Cost		Accumulated depreciation		Book amount		Cost		Accumulated depreciation		Book amount

Computer and other equipment	￦	4,524,208	￦	(3,981,176)	￦	543,032	￦	4,413,663	￦	(4,094,625)	￦	319,038
Furniture and fixture		497,137		(282,402)		214,735		654,411		(624,189)		30,222
Leasehold improvements		1,121,820		(997,498)		124,322		1,080,809		(954,042)		126,767
	￦	6,143,165	￦	(5,261,076)	￦	882,089	￦	6,148,883	￦	(5,672,856)	￦	476,027

Changes in property and equipment for the years ended December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)	December 31, 2018
	Computer and other equipment		Furniture and fixture		Leasehold improvements		Total

Opening net book amount	￦	319,038	￦	30,222	￦	126,767	￦	476,027
Acquisitions		442,402		238,800		116,589		797,791
Depreciation		(187,394)		(33,508)		(115,098)		(336,000)
Disposals		(31,606)		(21,182)		(5,275)		(58,063)
Exchange differences		592		403		1,339		2,334
Closing net book amount	￦	543,032	￦	214,735	￦	124,322	￦	882,089

(in thousands of Korean won)	December 31, 2017
	Computer and other equipment		Furniture and fixture		Leasehold improvements		Total

Opening net book amount	￦	155,737	￦	21,403	￦	143,420	￦	320,560
Acquisitions		245,042		21,113		117,112		383,267
Depreciation		(81,096)		(11,813)		(98,281)		(191,190)
Disposals		-		-		(36,540)		(36,540)
Exchange differences		(645)		(481)		1,056		(70)
Closing net book amount	￦	319,038	￦	30,222	￦	126,767	￦	476,027

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Line items including depreciation in the statements of comprehensive income for the years ended December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)	2018		2017

Cost of revenue	￦	114,460	￦	47,241
Selling, general and administrative expenses		221,540		143,949
	￦	336,000	￦	191,190

As at December 31, 2018, there are no tangible assets of the Company that are pledged as collaterals for the Company’s debts.

9. Intangible Assets

Details of intangible assets as at December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)	December 31, 2018						December 31, 2017
	Cost		Accumulated amortization[1]		Book amount		Cost		Accumulated amortization[1]		Book amount

Software	￦	10,078,904	￦	(9,575,685)	￦	503,219	￦	9,203,772	￦	(9,186,698)	￦	17,074
Patents		532,832		(461,451)		71,381		516,861		(440,326)		76,535
Other intangible assets		3,454,522		(2,456,408)		998,114		3,331,438		(2,436,192)		895,246
	￦	14,066,258	￦	(12,493,544)	￦	1,572,714	￦	13,052,071	￦	(12,063,216)	￦	988,855

1 Accumulated amortization includes the amount of accumulated impairment loss

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Changes in intangible assets for the years ended December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)	2018
	Software		Patents		Other intangible assets		Total

Beginning balance	￦	17,074	￦	76,535	￦	895,246	￦	988,855
Acquisitions		877,339		15,971		976,225		1,869,535
Amortization		(388,811)		(21,125)		(250,216)		(660,152)
Disposals		(2,438)		-		-		(2,438)
Impairment loss (*)		-		-		(623,141)		(623,141)
Exchange differences		55		-		-		55
Ending balance	￦	503,219	￦	71,381	￦	998,114	￦	1,572,714

(*) The Company recognized \ 623,141 thousand in impairment loss as carrying amount of other intangible assets exceeded recoverable amount.

(in thousands of Korean won)	2017
	Software		Patents		Other intangible assets		Total

Beginning balance	￦	43,907	￦	88,966	￦	28,000	￦	160,873
Acquisitions		11,966		11,936		1,129,310		1,153,212
Amortization		(25,765)		(24,367)		(32,064)		(82,196)
Disposals		(13,063)		-		-		(13,063)
Impairment loss		-		-		(230,000)		(230,000)
Exchange differences		29		-		-		29
Ending balance	￦	17,074	￦	76,535	￦	895,246	￦	988,855

The amortization expenses of intangible assets for the years ended December 31, 2018 and 2017 are charged to the following accounts:

(in thousands of Korean won)	2018		2017

Cost of revenue	￦	255,321	￦	11,946
Selling, general and administrative expenses		404,831		70,250
	￦	660,152	￦	82,196

10. Employee Benefit

The expense recognized in relation to defined contribution plan for the years ended December 31, 2018 and 2017, are ￦770,086 thousand and ￦578,139 thousand, respectively.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

11. Commitments

The Company has entered into exclusive license agreement with foreign licensees, such as GungHo Online Entertainment, Inc. and Electronics Extreme Ltd., etc. to provide exclusive license to distribute and sell online games and receives a certain portion of each licensee’s revenues (20-40%) as royalties.

In March 2016, the Company and Shanghai The Dream Network Technology Co., Ltd. entered existing development agreements to grant them an exclusive right to develop mobile games and web games in China based on the contents of Ragnarok Online and distribute such games in mainland China for five years.

As at December 31, 2018, the Company has entered into contracts with Gravity Interactive, Inc. and NeoCyon, Inc. for the exclusive rights of publishing and distributing online games and for the exclusive rights of developing, publishing and distributing mobile games, respectively. The Company also has entered into contracts with Gravity Communications Co., Ltd., for the exclusive rights of publishing and distributing online and mobile games(Note 21).

As at December 31, 2018, the Company has entered into license agreements with various third party game developers to secure exclusive right to publish the games developed by third party developers. Upfront license fees paid are capitalized as other intangible assets and minimum guaranteed royalties are capitalized as other non-current asset. Purchase obligations for future payment related to above agreements as at December 31, 2018 and 2017 are ￦1,709,357 thousand and ￦1,700,466 thousand, respectively.

The Company has entered into lease agreements for principal office in Seoul, its overseas branch office, etc. as at December 31, 2018.

Future minimum lease payments for the operating leases as at December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)	December 31, 2018		December 31, 2017

Within one year	￦	1,856,346	￦	1,972,220
Later than one year but not later than three years		2,019,825		245,349
Total	￦	3,876,171	￦	2,217,569

The lease payments recognized as expenses resulting from operating leases for the years ended December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)	2018		2017

Lease payments	￦	2,056,655	￦	1,817,813

12. Contract Assets and Liabilities

As explained in Note 2, the Company has applied Korean IFRS 1115 Revenue from Contracts with Customers on January 1, 2018, the date of initial application.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Details of the incremental costs of obtaining a contract and contract liabilities are as follows:

(in thousands of Korean won)	December 31, 2018		January 1, 2018

Incremental costs of obtaining a contract (Prepaid expenses)	￦	221,180	￦	2,071,368

Contact liabilities(Deferred revenue)	￦	10,114,516	￦	20,476,897
Subscription revenue		3,254,122		10,628,665
Royalties and license fees		6,860,394		9,848,232

Changes in contract liabilities for the year ended December 31, 2018, are as follows:

(in thousands of Korean won)	Contract liabilities

Balance as at January 1, 2018	￦	20,476,897
Increase due to subscription revenue		3,254,122
Increase due to royalties and license fees		540,460
Decrease due to satisfaction of performance obligation – subscription revenue		(10,628,665)
Decrease due to satisfaction of performance obligation – royalties and license fees		(2,919,483)
Decrease due to termination of contracts		(608,815)
Balance as at December 31, 2018	￦	10,114,516

Meanwhile, there is no revenue in the reporting period which arises from performance obligations satisfied in previous periods.

Transaction price allocated to unsatisfied performance obligations as at December 31, 2018, are as follows:

(in thousands of Korean won)	Closing balance

Subscription revenue	￦	3,254,122
Royalties and license fees		6,860,394

The Company expects to recognize 67%(￦6,751,978 thousand) of transaction price allocated to unsatisfied performance in the following reporting period. The Company expects the remaining 33% (￦3,362,537 thousand) to be recognized after the following reporting period. Above amounts do not include estimation on variable consideration.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Incremental costs of obtaining a contract as at December 31, 2018, are as follows:

(in thousands of Korean won)	Closing balance

Assets recognized from the costs incurred to obtain or fulfill a contract with a customer	￦	221,180
Amortization recognized as cost of revenue		2,071,368

13. Share Capital and Share Premium

Details of common shares as at December 31, 2018 and 2017, are as follows:

(in Korean won and in number of shares)	December 31, 2018		December 31, 2017

Shares authorized		40,000,000		40,000,000
Value per share	￦	500	￦	500
Number of shares issued		6,948,900		6,948,900
Common shares	￦	3,474,450,000	￦	3,474,450,000

Details of capital surplus as at December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)	December 31, 2018		December 31, 2017

Share premium	￦	25,357,547	￦	25,357,547
Other capital surplus		2,125,136		2,125,136
	￦	27,482,683	￦	27,482,683

Details of other components of equity at the end of reporting periods are as follows:

(in thousands of Korean won)	December 31, 2018		December 31, 2017

Foreign currency translation adjustments	￦	(270,936)	￦	(348,479)

Details of retained earnings (accumulated deficit) at the end of reporting periods are as follows:

(in thousands of Korean won)	December 31, 2018		December 31, 2017

Unappropriated retained earnings (Undisposed accumulated deficit)	￦	47,101,922	￦	14,424,777

According to the Company's Articles of Incorporation, the Company may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as at December 31, 2018.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The appropriation of retained earnings for the year ended December 31, 2018, is expected to be appropriated at the shareholders’ meeting on March 29, 2019. The disposition date for the year ended December 31, 2017, was March 30, 2018.

Statements of appropriation of retained earnings as at December 31, 2018 and 2017 are as follows:

(in thousands of Korean won)	2018		2017
Retained earnings available for appropriation
Unappropriated retained earnings carried over from prior year[1]	￦	14,424,777	￦	1,442,290
Profit for the year		32,677,145		12,982,487
	￦	47,101,922	￦	14,424,777
Appropriation of retained earnings
Disposition of accumulated deficit with share premium		-		-
Unappropriated retained earnings to be carried forward	￦	47,101,922	￦	14,424,777

1 Unappropriated retained earnings carried over from prior year presented in 2017 were prepared in accordance with K-GAAP. As a result, the aforementioned balance is different from the one disposed on March 30, 2017.

14. Classification of expenses by nature

(in thousands of Korean won)	2018		2017

Fees and commissions	￦	120,801,617	￦	73,758,662
Advertising expenses		16,545,848		12,031,083
Salaries		12,014,404		9,458,547
Outsourcing expenses		5,180,257		4,486,855
Rent		2,056,655		1,817,813
Employee benefits		1,134,249		943,377
Expenses related to defined contribution plan		820,488		680,657
Depreciation		336,000		191,190
Amortization		660,152		82,196
Reversal of allowance for doubtful accounts		(2,912,321)		-
Other expenses		1,609,462		2,296,601
Total[1]	￦	158,246,811	￦	105,746,981

1 Total cost of revenue and selling, general and administrative expenses per the statement of comprehensive income.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

15. Selling, General and Administrative Expenses

(in thousands of Korean won)	2018		2017

Advertising expenses	￦	16,545,848	￦	12,031,083
Fees and commissions		4,766,120		5,506,706
Research and development		7,511,840		4,544,004
Salaries		5,393,115		4,369,447
Employee benefits		740,282		606,246
Rent		754,490		597,125
Expenses related to defined contribution plan		324,484		298,062
Depreciation		211,616		137,873
Amortization		400,772		63,585
Reversal of allowance for doubtful accounts		(2,912,321)		-
Other expenses		1,010,362		1,620,091
	￦	34,746,608	￦	29,774,222

16. Finance Income and Costs

(in thousands of Korean won)	2018		2017

Finance income
Interest Income	￦	1,075,805	￦	538,448
Unrealized foreign currency gain		-		1,289
Gain on foreign currency transaction		15		17,260
	￦	1,075,820	￦	556,997

(in thousands of Korean won)	2018		2017

Finance costs
Unrealized foreign currency loss	￦	72,667	￦	175,128
Loss on foreign currency transaction		7,155		11,595
	￦	79,822	￦	186,723

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

17. Other Non-Operating Income and Expenses

Details of other non-operating income for the years ended December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)	2018		2017

Unrealized foreign currency gain	￦	80,541	￦	286,744
Gain on foreign currency transaction		1,154,194		1,005,419
Gain on disposal of property and equipment		15,497		1,656
Reversal of allowance for doubtful accounts		4,233,457		-
Others		319,956		308,061
	￦	5,803,645	￦	1,601,880

Details of other non-operating expenses for the years ended December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)	2018		2017

Unrealized foreign currency loss	￦	27,590	￦	472,838
Loss on foreign currency transaction		870,139		718,632
Other bad debt expense		-		267,364
Impairment loss on intangible assets		623,141		230,000
Loss on retirement of property and equipment		5,275		36,540
Impairment loss on investment in subsidiaries		10,580,150		-
Others		4,698		114
	￦	12,110,993	￦	1,725,488

18. Tax Expense and Deferred Tax

Income tax expense for the years ended December 31, 2018 and 2017, consists of:

(in thousands of Korean won)	2018		2017

Current tax:
Current tax on profits for the year	￦	6,839,146	￦	3,975,917
Deferred tax:
Origination and reversal of temporary differences		(4,376,941)		(3,036,165)
Income tax expense	￦	2,462,205	￦	939,752

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the effective tax rate applicable to profits of the Company as follows:

(in thousands of Korean won)	2018		2017

Profit before income tax expense	￦	35,139,350	￦	13,922,239
Tax at domestic tax rates applicable to profits in the respective countries		8,041,723		3,040,893
Tax effects of:
Expenses not deductible for tax purposes		36,420		134,852
Tax amounts paid in a foreign country		4,671,928		3,794,261
Utilization of previously unrecognized tax losses		(3,799,856)		(2,621,094)
Utilization of previously unrecognized tax credits		(652,938)		(633,273)
Change in deferred tax due to temporary differences		-		(3,036,165)
Change in deferred tax due to carry-forward deficits		(1,950,584)		-
Change in deferred tax due to tax credit carry-forward		(4,314,883)		-
Others		430,395		260,278
Income tax expense	￦	2,462,205	￦	939,752

   The effective tax rate of the Company was 7%(2017: 7%).

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The movements in deferred tax assets and liabilities for the years ended December 31, 2018 and 2017, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

(in thousands of Korean won)	2018						2017
	Beginning balance		Increase (Decrease)		Ending balance		Beginning balance		Increase (Decrease)		Ending balance
Deferred tax assets
Property and equipment	￦	14,867	￦	9,718	￦	24,585	￦	9,039	￦	5,828	￦	14,867
Intangible assets		68,802		169,669		238,471		182,252		(113,450)		68,802
Accounts Payable		346,301		184,881		531,182		253,680		92,621		346,301
Deferred revenue		179,929		(120,115)		59,814		171,221		8,708		179,929
Provision for impaired receivables		216,553		47,931		264,484		234,758		(18,205)		216,553
Asset retirement obligation		39,205		7,059		46,264		31,505		7,700		39,205
Investment in subsidiaries		2,747,475		(2,747,475)		-		2,747,475		-		2,747,475
Other		50,365		(21,653)		28,712		76,502		(26,137)		50,365
Deferred tax liabilities
Tax paid in a foreign country		(13,178)		9,343		(3,835)		(13,021)		(157)		(13,178)
Other		-		(42,038)		(42,038)		-		-		-
Subtotal(Ⅰ)	￦	3,650,319	￦	(2,502,680)	￦	1,147,639	￦	3,693,411	￦	(43,092)	￦	3,650,319
Deferred tax due to carry-forward deficits(Ⅱ)		5,404,999		(3,454,415)		1,950,584		8,026,093		(2,621,094)		5,404,999
Deferred tax due to tax credit carry-forward(Ⅲ)		6,571,462		(2,256,579)		4,314,883		4,214,228		2,357,234		6,571,462
Evaluation of realization(Ⅳ)		(12,590,615)		12,590,615		-		(15,933,732)		3,343,117		(12,590,615)
Deferred tax asset after evaluating realization (Ⅰ+Ⅱ+Ⅲ+Ⅳ) [1]	￦	3,036,165	￦	4,376,941	￦	7,413,106	￦	-	￦	3,036,165	￦	3,036,165

1 The future realizability of deferred income tax assets is assessed by taking into consideration various factors such as the Company's performance, the overall economic environment and industry outlook, expected future earnings, tax credits. As of December 31, 2018, the Company has recognized full deferred tax assets related to temporary differences, carry-forward deficits and tax credit carry-forward, which can be utilized based on the likelihood of future taxable income. This amount may change if the estimate for future taxable income changes.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

As at December 31, 2018, the Company did not recognize deferred tax asset for deductible temporary differences associated with investments in subsidiaries of \ 23,547,775 thousand because it is probable that the temporary difference will not reverse in the forseeable future.

The analysis of deferred tax assets and liabilities as at December 31, 2018 and 2017, is as follows:

(in thousands of Korean won)	December 31, 2018			December, 31 2017

Deferred tax assets
Deferred tax asset to be recovered after more than 12 months	￦	1,465,970	￦	230,310
Deferred tax asset to be recovered within 12 months		5,993,009		2,819,033
		7,458,979		3,049,343
Deferred tax liabilities
Deferred tax liability to be recovered after more than 12 months		-		-
Deferred tax liability to be recovered within 12 months		(45,873)		(13,178)
		(45,873)		(13,178)
Deferred tax assets, net	￦	7,413,106	￦	3,036,165

19. Cash Generated from Operations

(a) Cash generated from operations

(in thousands of Korean won)	2018		2017

Adjustments for:
Depreciation	￦	336,000	￦	191,190
Amortization		660,152		82,196
Impairment loss on receivables		98,166		997,396
Impairment loss on investment in subsidiaries		10,580,150		-
Unrealized foreign currency loss		100,257		647,967
Loss on retirement of property and plant		5,275		36,540
Impairment loss on intangible asset		623,141		230,000
Post-employment benefit expenses		11,044		95,457
Income tax expense		2,462,205		939,752
Unrealized foreign currency gain		(80,541)		(288,034)
Gain on disposal of property and plant		(15,497)		(1,656)
Interest income		(1,075,805)		(538,448)
Reversal of allowance for doubtful accounts		(7,145,778)		-
Cash generated from operations	￦	6,558,769	￦	2,392,360

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(b) Changes in assets and liabilities arising from operating activities

(in thousands of Korean won)	2018		2017

Change in accounts receivable	￦	17,078,691	￦	(27,314,057)
Change in other receivable		412,364		309,247
Change in prepaid expenses		2,168,456		(1,658,996)
Change in other current assets		393,224		(943,094)
Change in other non-current assets		(901,789)		(724,238)
Change in account payables		(27,909,531)		33,604,247
Change in deferred revenue		(10,344,989)		2,855,495
Change in withholdings		(108,012)		1,217,498
Change in accrued expenses		220,931		33,358
Change in other current liabilities		(10,792)		19,759
Change in long-term deferred revenue		(17,392)		3,875,083
Cash generated from operations	￦	(19,018,839)	￦	11,274,302

(c) Non-cash transactions

(in thousands of Korean won)	2018		2017

Reclassification of long-term deferred revenue to deferred revenue	￦	3,392,146	￦	4,021,854
Reclassification of long-term loan to short-term loan		-		3,333
Reclassification of other non-current assets to intangible assets		3,392,146		11,935
Increase in account payable due to purchase software		225,710		-

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

20. Financial Risk Management

The Company’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize any adverse effects on the financial performance of the Company. The Company operates financial risk management policies and programs that closely monitor and respond to each risk factor.

20.1 Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so the Company can continue to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital. The Company monitors capital on the basis of the debt ratio. This ratio is calculated as total debt divided by total capital. The debt ratios at December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)	December 31, 2018		December 31, 2017

Total debt	￦	28,216,657	￦	66,384,185
Total capital		77,788,119		45,033,431
Debt ratio		36%		147%

20.2 Market Risk

(a) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from royalty revenues and commission payment primarily with respect to the US dollar. The Company’s financial assets and liabilities exposed to foreign currency risk as at December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)	December 31, 2018
	Assets in foreign currency	Liabilities in foreign currency	Assets in Korean Won		Liabilities in Korean Won

USD	22,022,340	7,468,609	￦	24,624,065	￦	8,351,245
JPY	82,108,730	14,110,499		831,996		142,965
EUR	359,769	-		460,202		-
IDR	172,789,131	3,098,944		13,270		238
THB	34,633	173,389		1,190		5,956
TWD	36,311,172	6,597,223		1,328,263		241,326
VND	9,270,000	3,243,600		447		156
HKD	2,731	-		390		-
			￦	27,259,823	￦	8,741,886

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(in thousands of Korean won)	December 31, 2017
	Assets in foreign currency	Liabilities in foreign currency	Assets in Korean Won		Liabilities in Korean Won

USD	33,614,003	31,552,864	￦	36,025,704	￦	33,814,817
JPY	66,496,407	294,217		631,124		2,792
BRL	161,846	-		52,349		-
EUR	354,016	-		452,875		-
IDR	901,309,637	17,291		71,203		1
THB	219,424	35,317		7,191		1,157
TWD	147,903,421	29,537,654		5,312,691		1,060,993
VND	84,010,000	22,830,100		396,527		107,758
HKD	300,649	4,967	￦	42,521	￦	681
			￦	42,992,185	￦	34,988,199

The Company measures foreign exchange risk at the exchange rate of 10% for each foreign currency, and the rate of change reflects the management's assessment of the risk of exchange rate fluctuation that can be reasonably experienced. The effects of changes in foreign currency exchange rate on profit before tax for the years ended of December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)		Impact on pre-tax profit
		2018		2017

USD	Strengthened	￦	1,627,282	￦	221,089
	Weakened		(1,627,282)		(221,089)
JPY	Strengthened		68,903		62,833
	Weakened		(68,903)		(62,833)
Others	Strengthened		155,608		516,477
	Weakened		(155,608)		(516,477)

The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency at the end of the reporting period.

(b) Interest rate risk

As of the end of the reporting period, there are no borrowings under variable interest rate conditions.

(c) Price risk

There are no assets and liabilities exposed to price risk as at December 31, 2018 and 2017.

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

20.3 Credit Risk

Credit risk arises from normal trading and investing activities and occurs when a customer or a counterparty fails to comply with the terms of the contract. In order to manage these credit risks, the Company regularly evaluate the creditworthiness of customers based on their financial condition, past experience and other factors.

The carrying amount of a financial asset represents the maximum exposure to credit risk. The maximum exposure to credit risk of the Company at the end of the reporting period, is as follows:

(in thousands of Korean won)	December 31, 2018		December 31, 2017

Cash and cash equivalents	￦	46,598,874	￦	34,990,206
Short-term financial instruments		9,500,000		22,500,000
Account receivables, net		24,659,595		38,890,644
Other receivables, net		469,710		704,664
Other current assets		189,539		154,371
Oher non-current assets		1,405,988		1,357,272
	￦	82,823,706	￦	98,597,157

Cash and cash equivalents and short-term financial instruments are deposited in financial institutions with strong credit ratings. Accounts receivables are mainly due from payment processing companies and platform service providers, which results in low levels of credit risk.

20.4 Liquidity Risk

Liquidity risk management includes the maintenance of sufficient cash and marketable securities, the availability of funds from appropriately committed credit lines, and the ability to settle market positions. The following table summarizes the financial liabilities of the Company by maturity according to the remaining period from the end of the reporting period to the contractual maturity date.

(in thousands of Korean won)	December 31, 2018
	Less than 3 months		Between 3 months and 1 year		More than 1 year		Between 2 and 5 years

Account payable	￦	12,915,953	￦	1,524,809	￦	-	￦	14,440,762
Other current liabilities		150,008		-		-		150,008
	￦	13,065,961	￦	1,524,809	￦	-	￦	14,590,770

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(in thousands of Korean won)	December 31, 2017
	Less than 3 months		Between 3 months and 1 year		More than 1 year		Between 2 and 5 years

Accounts Payable	￦	40,827,245	￦	1,323,738	￦	-	￦	42,150,983
Other current liabilities		-		120,535		-		120,535
	￦	40,827,245	￦	1,444,273	￦	-	￦	42,271,518

The above cash flow is not discounted and the amount due within 12 months is the same as the carrying amount since the effect of the discount is not material.

21. Related Party Transactions

Related parties of the Company are entities and individuals capable of exercising control or significant influence over the Company. Related parties include GungHo Online Entertainment, Inc. (the largest shareholder of the Company through its 59.31% common shares) and its subsidiaries, members of board of directors, and executives with strategic responsibilities and their immediate families.

Interests in subsidiaries as at December 31, 2018 and 2017, are as follows;

Name of entity	Percentage of ownership (%)
	December 31, 2018	December 31, 2017

Gravity Interactive, Inc.	100.00	100.00
Gravity Entertainment Corp.	100.00	100.00
NeoCyon, Inc.	98.73	96.11
Gravity Games Corp.	-	85.50
Gravity Communications Co.,Ltd.	100.00	-

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

21.1 Balances of Receivables and Payables

Balances of receivables and payables arising from sales and purchase of goods and services as at December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)		December 31, 2018				December 31, 2017
Type	Name of entity	Receivables[1]		Payables		Receivables[1]		Payables

Parent company	GungHo Online Entertainment, Inc.	￦	831,478	￦	2,981	￦	629,728	￦	2,792
Subsidiaries	Gravity Interactive, Inc.		14,911,497		215,381		7,975,591		5
	Gravity Entertainment Corp.		-		139,984		-		-
	NeoCyon, Inc.		851,615		660,630		1,691,503		220,279
	Gravity Games Corp.		-		-		3,873,051		4,396
	Gravity Communications Co.,Ltd		590,891		13,396		-		-

		￦	17,185,481	￦	1,032,372	￦	14,169,873	￦	227,472

1 From above receivables, the Company established provision amounting to ￦37,520 thousand for the accounts receivables, loans, etc. to subsidiaries as at December 31, 2018(￦10,704,993 thousand as at December 31, 2017).

21.2 Sale and Purchase Transactions

Sale and purchase transactions with related parties for the years ended December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)
Type	Name of entity	2018				2017
		Sales		Purchases		Sales		Purchases
Parent company	GungHo Online Entertainment, Inc.	￦	9,538,157	￦	-	￦	9,488,821	￦	35,912
Subsidiaries	Gravity Interactive, Inc.		15,068,304		2,937		918,141		-
	Gravity Entertainment Corp		-		158,025		-		-
	NeoCyon, Inc.		74,931		5,392,633		462,360		4,901,306
	Gravity Games Corp.		255		2,635		985		218,600
	Gravity Communications Co.,Ltd.		741,076		13,845		-		-
		￦	25,422,723	￦	5,570,075	￦	10,870,307	￦	5,155,818

GRAVITY CO., LTD.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

21.3 Funds transactions

Fund transactions with related parties for the years ended December 31, 2018 and 2017, are as follows:

(in thousands of Korean won)
		2018						2017
Type	Name of entity	Loans		Collection		Contribution		Loans		Collection		Contribution

Subsidiary	Gravity Interactive, Inc.	￦	-	￦	3,772,670	￦	10,580,150	￦	230,550	￦	-	￦	-
Subsidiary	Gravity Communications Co.,Ltd.		-		-		5,681,415		-		-		-
Subsidiary	NeoCyon, Inc.		-		-		1,999,995		-		-		-

21.4 Key Management Compensation

The compensation for the key management personnel (registered directors) for the years ended December 31, 2018 and 2017 consists of:

(in thousands of Korean won)	2018		2017

Salaries	￦	640,059	￦	577,550
Post-employment benefits		-		-
	￦	640,059	￦	577,550

22. Events After the Reporting Period

On January 29, 2019, the Company newly established a subsidiary named Gravity Game Tech. Co.,Ltd. in Thailand, and on February 7, 2019, the Company newly established joint venture named Gravity Game Link Co.,Ltd. in Indonesia.

Report on Independent Auditor’s

Review of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Chief Executive Officer of Gravity Co., Ltd.

We have reviewed the accompanying management’s report on the effectiveness of the Internal Control over Financial Reporting (“ICFR”) of Gravity Co., Ltd. (the “Company”) as of December 31, 2018. The Company’s management is responsible for designing and operating ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review the management’s report on the effectiveness of the ICFR and issue a report based on our review. The management’s report on the effectiveness of the ICFR of the Company states that “Based on the assessment results, Chief Executive Officer and ICFR Officer believe that the Company’s ICFR has material weaknesses as of December 31, 2018, in conformity with the Best Practice Guideline”

Our review was conducted in accordance with the ICFR review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the effectiveness of the ICFR to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s ICFR and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A company’s ICFR is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Because of its inherent limitations, ICFR may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. The following material weaknesses have been included in the management’s report referred to above.

1. Material Weakness related to ITGC: The Company did not design and operate sufficient and appropriate control procedures related to the interface and monitoring of data between database in game operation system. This deficiency means such material weakness that relevant accounts cannot be recorded appropriately with regard to manual and automated controls related to mobile revenue that utilize data generated from the database of game operation system.

2. Material Weakness related to Revenue recognition of Mobile game: The company did not design and operate sufficient and appropriate control procedures in the recognition of revenue and deferred revenue of mobile game, such as reconciliation of external PG data and game operation data, the review of cut-off, and the review of logic in calculating deferred revenue.

3. Material Weakness related to Control Environment: The company identified material weaknesses in the course of designing and operating control procedures of the fiscal year. This means a control environment that can generate material weaknesses due to lack of sufficient and experienced personnel to design and operate appropriate internal control procedures because of rapid growth of the company.

Based on our review on the management’s report on the effectiveness of the ICFR, no other material weakness has come to our attention other than the material weaknesses described in the preceding paragraph and the management’s report referred to above.

Our review is based on the Company’s ICFR as of December 31, 2018, and we did not review management’s assessment of its ICFR subsequent to December 31, 2018. This report has been prepared pursuant to the Acts on External Audit for Stock Companies, etc. in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 25, 2019

Report on the Effectiveness of the Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To Shareholders, the Board of Directors, and the Audit Committee,

The CEO and the Internal Control over Financial Reporting (“ICFR”) Officer of Gravity (“the Company”), assessed the effectiveness of the design and operation of the Company’s ICFR for the year ending December 31, 2018.

The Company’s management, including the CEO and ICFR officer, is responsible for designing and operating an ICFR.

The CEO and ICFR Officer assessed the design and operational effectiveness of the ICFR in the prevention and detection of an error or fraud which may cause a misstatement in the preparation and disclosure of reliable financial statements.

The CEO and ICFR Officer followed Chapter 5 (Application to Small-and-Medium sized Companies) of the Best Practice Guideline to evaluate the effectiveness of the ICFR design and operation.

Based on our assessment, the following material weaknesses in the Company’s ICFR, in all material respects, was(were) noted from the standpoint of Chapter 5 of the Practice Guideline.

<Description of material weaknesses>

1. Material weakness related to ITGC: The Company did not design and operate sufficient and appropriate control procedures related to the interface and monitoring of data between database in game operation system. This deficiency means such material weakness that relevant accounts cannot be recorded appropriately with regard to manual and automated controls related to mobile revenue that utilize data generated from the database of game operation system.

2. Material Weakness related to Revenue recognition of Mobile game: The company did not design and operate sufficient and appropriate control procedures in the recognition of revenue and deferred revenue of mobile game, such as reconciliation of external PG data and game operation data, the review of cut-off, and the review of logic in calculating deferred revenue.

3. Material Weakness related to Control Environment: The company identified material weaknesses in the course of designing and operating control procedures of the fiscal year. This means a control environment that can generate material weaknesses due to lack of sufficient and experienced personnel to design and operate appropriate internal control procedures because of rapid growth of the company.

<Remediation plans for material weaknesses>

1. We plan to implement the ongoing monitoring control on the appropriateness of data interface between databases in order to make relevant accounts related to mobile revenue recorded appropriately and completely.

2. When recognizing mobile revenue, we plan to strengthen a periodic reconciliation control of external PG data and game operation data and upper managers’ review control on the appropriateness of cut-off and the logic in calculating deferred revenue.

3. We plan to hire additional experienced knowledgeable personnel and conduct expanded training programs for our new and existing personnel with regard to internal control over financial reporting.

The CEO and ICFR Officer have confirmed that this report does not contain any untrue statement and omit to state a material fact necessary to make the statements made. Also the CEO and ICFR Officer have confirmed the report does not include any statements that may lead to material misunderstanding and have carefully reviewed the statements of the report.

March 8, 2019

Chief Executive Officer    Park Hyun Chul

ICFR Officer   Kim Heung Gon